Filed Pursuant to Rule 433

Registration Number 333-168333

$1,000,000,000
1.875% Notes Due August 1, 2022
International Business Machines Corporation
July 25, 2012
Pricing Term Sheet

Issuer	International Business Machines Corporation
Expected Issuer Ratings*	Aa3/AA-/A+ (Moody’s/S&P/Fitch)
Format	SEC Registered
Trade Date	July 25, 2012
Settlement Date	July 30, 2012 (T+3)
Size	$1,000,000,000
Maturity	August 1, 2022
Interest Payment Dates	February 1 and August 1
First Payment Date	February 1, 2013
Benchmark Treasury	1.750% due May 15, 2022
Benchmark Treasury Yield	1.403%
Spread to Benchmark Treasury	T + 65 bps
Yield to Maturity	2.053%
Coupon	1.875%
Make-Whole Call	T + 12.5 bps
Price to Public	98.398%
Underwriting Discount	0.400%
Price to Issuer	97.998%
Day Count	30/360
Minimum Denomination	$100,000 and multiples of $1,000
Bookrunners	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. UBS Securities LLC
Co-Managers	Loop Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. SG Americas Securities, LLC US Bancorp Investments, Inc.
CUSIP	459200 HG9
ISIN	US459200HG92

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 800-854-5674, Citigroup Global Markets Inc. toll-free at 877-858-5407, Deutsche Bank Securities Inc. toll-free at 800-503-4611, or UBS Securities LLC toll-free at 877-827-6444, ext. 561 3884.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on July 25, 2012 relating to its Prospectus dated July 27, 2010.